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XTENT, INC.
125 CONSTITUTION DRIVE
MENLO PARK, CA 94025-1118

JANUARY 30, 2007

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn:    Peggy Fisher

Re:	XTENT, Inc. File No. 333-136371

Dear Ms. Fisher:

        On behalf of XTENT, Inc. (the "Company"), we hereby respectfully request that the Securities and Exchange Commission (the "Commission") take appropriate action to make the Company's Registration Statement on Form S-1 effective on January 31, 2007 at 5:15 p.m. E.S.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Philip Oettinger or Elton Satusky of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

        In connection with the above-captioned Registration Statement, the Company acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions regarding this filing to Philip Oettinger at (650) 565-3564.

Sincerely,
/s/ GREGORY D. CASCIARO
Gregory D. Casciaro President and Chief Executive Officer
cc:	Eduardo Aleman, SEC Philip Oettinger, WSGR

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XTENT, INC. 125 CONSTITUTION DRIVE MENLO PARK, CA 94025-1118 JANUARY 30, 2007